October 19, 2005

Mr. Larry Spirgel

Assistant Director

Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

USA

RE:	Genesys S.A.
Form 20-F for the fiscal year ended December 31, 2004 Filed May 2, 2005 File No. 0-31134

Dear Mr. Spirgel,

This letter will serve as the response of Genesys S.A. (the “Company”) to the comments as set forth in the Commission’s letter dated September 21, 2005.

Note 9 – Long-term debt and capital leases, page F-19

STAFF COMMENT:

1.

You disclosed at page F24 that Genesys did not satisfy a financial covenant in the US $125 million credit facility at December 31, 2004, and will not satisfy certain covenants at March 31, 2005 and June 30, 2005. You also disclose that you obtained waivers from the bank lenders with respect to these covenants at these dates. Tell us how you applied the guidance of EITF Issue 86-30 in evaluating whether you should continue to classify a portion of the carrying amount of the obligation as a non-current liability.

MANAGEMENT RESPONSE:

At December 31, 2004, the Company did not satisfy the cash cover financial covenant as described on page F-22 of our 2004 Annual Report on Form 20-F. On March 9, 2005, the Company obtained a waiver for the December 31, 2004 cash cover financial covenant default.

Furthermore, while making this evaluation during the year-end closing and reporting process, and pursuant to EITF 86-30 and Statement 78, management evaluated the likelihood of violating this covenant again within 2005. Based on our forecast, we determined that the Company would not likely satisfy the cash cover financial covenant

1

and certain other financial covenants as of March 31, 2005, and June 30, 2005. We also determined it was probable we would meet the cash cover financial covenant subsequent to June 30, 2005.

Accordingly, on April 27, 2005 (before filing the 2004 Annual Report on Form 20-F), the Company obtained an additional waiver from its lenders covering future defaults of its covenants that were then expected, including the cash cover financial covenant, at March 31, 2005, and, June 30, 2005. As management deemed it probable that the Company would cure the default within the grace period, long-term classification of the applicable portion of the debt continued to be appropriate. In conjunction with its June 30, 2005, interim financial statement closing process, the Company determined that it did not satisfy the leverage covenant at June 30, 2005, which was not included in the April 27, 2005 waiver. The Company obtained a waiver of this covenant default on August 9, 2005. Subsequently, on September 30, 2005, the Company obtained prospective default waivers for all of its financial covenants that might occur through September 30, 2006.

Note 11 – Shareholders’ Equity

Astound Acquisition, page F-25

STAFF COMMENT:

2.	Disclose the repayment terms, if any, of the convertible notes issued to finance the acquisition of Astound. Also provide us with the following information:
•	Tell us how you are accounting for the notes convertible into your shares, notes convertible into options to purchase shares and notes convertible into special options to purchase shares.
•	Summarize the significant terms of each type of note and the options resulting from the conversion of the notes.
•	Discuss the accounting literature you considered in determining the appropriate accounting treatment at the date of the original issuance of the notes and each subsequent balance sheet date.
•	Tell us how you analyzed the characteristics of each type of note and the basis for classifying the notes convertible to shares as equity.
•

Discuss how you applied the guidance in SFAS 133, EITF 00-19 and other related literature in assessing whether the conversion feature in each note is an embedded derivative instrument that should be separated from the host contract and accounted for as a derivative instrument.

MANAGEMENT RESPONSE:

To address the first question, the convertible notes do not have cash repayment terms. They are French law instruments known as obligations remboursables en actions, which

2

translates literally as “notes repayable in shares.” At maturity the holders of the convertible notes are required to take shares (or share options, as discussed below), and will not in any circumstances be paid in cash.

To finance the acquisition of Astound, the Company issued 1,103,200 convertible notes on March 27, 2001. 156,109 and 30,700 of the 1,103,200 notes were issued in exchange of future exercise of replacement options and special options, respectively. Each class of notes is explained below in detail.

Notes convertible into Genesys shares

As part of the consideration for the Astound acquisition on March 27, 2001 (described on page F-16), the Company issued 916,391 notes that are directly convertible into ordinary shares of the Company on a one for one basis. The principal amount of each note was €28.79. The nominal value of each share was €5.00.1 These notes do not have cash repayment terms and are redeemable at any time from the date of issuance until March 27, 2011 (10 year term). The remaining unconverted notes outstanding as of March 27, 2011 are mandatorily converted to Genesys shares at that time. There are no contingencies impacting the timing or number of shares to be issued upon conversion of the notes.

At the original issue date, the Company recorded these notes in combination with the Astound acquisition at the then fair value of €26,355,405, with €4,581,955 recorded as par value of shares to be issued and the remaining €21,773,450 recorded as additional paid in capital. Subsequent to the acquisition date, as the notes are redeemed and Genesys shares are issued, the Company records a reclass of the nominal value of the shares issued from “shares to be issued” into “ordinary shares outstanding” at nominal value.

The Company has applied EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s own Stock, when accounting for these convertible notes as these notes require physical settlement in Company shares, as referenced in paragraph 8.

“Accordingly, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situations  [Note:  Issue 98-12 has been nullified by Statement 150.  See STATUS section of Issue 98-12 for details.]: Equity Contracts that require physical settlement or net-share settlement”

_________________________

1             The nominal value of the Company’s shares was reduced to €1.00 in 2003, at which time the amount of additional paid in capital was adjusted accordingly.

3

When assessing the conversion feature of the notes as to whether there is an embedded derivative, the Company determined that these notes were not within the scope of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, based on SFAS 133, paragraph 11 (a):

“the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement: Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position...”

Notes convertible into replacement options

As part of the consideration for the Astound acquisition on March 27, 2001 (described on page F-16), the Company issued 156,109 notes that are convertible into options that replaced the pre-acquisition Astound options. These replacement options may be exercised for the purchase of shares of the Company. The term and vesting period of the replacement options is the term and vesting period determined for the corresponding pre-acquisition Astound options. Generally, the term is 10 years from the original date of grant and the options vest over four years from the date of grant. Notes for options that are unvested at the time of a note holder’s termination from the Company are forfeited.

At the original issue date, the Company recorded the fair value of these notes convertible to replacement options as deferred compensation offset against additional paid-in capital. The fair value was calculated as per APB 25 as the excess of the quoted market price of the Genesys ordinary shares at March 27, 2001 over the exercise price of the original Astound options (intrinsic value). As the options vest, the Company records an amortization of the deferred stock-based compensation.

As indicated above, Management applied APB 25 when accounting for these notes. Since the nature of these notes was that of a share option or similar instrument that is not transferable and whose contractual term is shortened upon employment termination, Management determined that these notes were out of the scope of SFAS 133 and EITF 00-19.

Notes convertible into special options

As part of the consideration for the Astound acquisition on March 27, 2001 (described on page F-16), the Company issued 30,700 notes that are convertible into special options. These special options were immediately exercisable, are not contingent upon continued employment with the Company, and expire eight years following the date of issuance. The exercise price of these special options was not discounted from the current quoted market price of Genesys shares at the grant date. Similar to the notes convertible to replacement options, Management deemed these notes analogous to share options or

4

similar instruments and applied APB 25. Under APB 25, the options had no intrinsic value and, accordingly, no compensation expense was recorded.

Note 15 – Commitments and Contingencies

Shareholders agreement of Genesys Teleconferencia Iberia SA, page F-40

STAFF COMMENT:

3.

Tell us how you applied the guidance in SFAS 150, SFAS 133 or other applicable authoritative accounting literature in determining the appropriate accounting treatment for the put options in the shareholders agreement of Genesys Teleconferencia Iberia SA.

MANAGEMENT RESPONSE:

In 1999, the Company entered into a shareholders agreement with other shareholders of Genesys Teleconferencia Iberia SA, a Spanish joint venture in which the Company holds a 20% interest. As per the shareholder agreement, from January 1, 2002 and forward, the other shareholders have the right to require Genesys to purchase all or part of their shares (put option). The price to be paid in the event of the shareholders exercising the put option is equal to the fair market value of the shares as determined by an independent investment bank, with certain arbitration proceedings in the event of a disagreement on the fair market value. In this event, Genesys may select to make such payment in either cash or the corresponding number of shares of Genesys to cover the obligation.

When assessing the applicability of SFAS 133 or SFAS 150, Management noted the following:

•	The shares of Genesys Teleconferencia Iberia SA are not readily convertible into cash as there is no active market neither for the put option nor for the underlying shares of the joint venture;
•	The terms of the contract do not allow for net settlement; and
•	The value of the underlying shares or consideration is not fixed until a mutually agreed-upon independent valuation is completed after the put option is exercised.

Under these circumstances, Management determined that the put options were out of the scope of SFAS 133 and SFAS 150. The Company will record the additional investment in this entity when either cash is paid or Genesys shares are issued to the other shareholders in exchange for the remaining 80% interest.

5

Note 18 – Segment and Geographic Information, page F41

4.

We note that you present several measures of operating performance in your segment disclosures. Please revise your disclosures to identify the segment measure your chief operating decision maker uses in assessing segment performance and deciding how to allocate resources. If you use more than one measure, tell us how you applied the guidance in paragraph 30 of SFAS 131.

Unless the non-GAAP measure, EBITDA, is presented as your primary measure of segment, you should delete it from Note 18. Refer to the guidance in Item 10(e)(1)(ii) of Regulation S-K.

Response:

In Note 18 – Segment and geographic information, the Company reports the following measures of each segments’ operating performance (among other data such as total assets, depreciation, etc):

•	Revenue
•	Gross profit
•	EBITDA (a non-US GAAP measure)
•	Operating loss
•	Income (loss) before taxes

The chief operating decision maker of the Company uses these measures when making resource allocation decisions and performance evaluation. When applying paragraph 30 of SFAS 131, the Company notes that the chief operating decision maker uses each of these measures and each measure is determined on a segment basis consistently with the corresponding consolidated level. As stated in paragraph 30:

“...If the chief operating decision maker uses more than one measure of a segment's profit or loss and more than one measure of a segment's assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the enterprise's consolidated financial statements.”

Management feels that the current tabular presentation of the operating measures, as noted above, by segment and reconciled directly to the consolidated financial statements is most meaningful to our shareholders.

Further, the Company believes that the measures reported are appropriate for a more complete understanding of each segment in relation to each other and the consolidated Company and keeps with the intention of paragraph 8 of SFAS 131, “ Nothing in this

6

Statement is intended to discourage an enterprise from reporting additional information specific to that enterprise or to a particular line of business that may contribute to an understanding of the enterprise.”

While the Company believes that its presentation of EBITDA in the notes to its financial statements is appropriate and consistent with SFAS 131, it also believes that it can communicate the information in an equally effective manner through its MD&A disclosure. As a result, in order to address the staff’s comment, the Company will remove the EBITDA disclosure from the notes to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2005.

In connection with our response to the staff’s comments, we acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned (1-703-736-7100) or our outside legal counsel, Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP in Paris (011-33-1-40-74-68-60).

Sincerely,

/s/ Michael E. Savage

Michael E. Savage

Executive Vice President and Chief Financial Officer

7